UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________
FORM 12b-25

SEC File Number: 001-34630
CUSIP Number: 045327-10-3
NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 10-KSB	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-QSB	☐	Form 10-D	☐	Form N-SAR		Form N-CSR
For Period Ended: June 30, 2019

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-KSB	☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K	☐	Transition Report on Form 10-Q	☐	Transition Report on Form 10-QSB
☐	Transition Report on Form N-SAR
For the Transition Period Ended: N/A

Nothing is this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:

PART I - REGISTRANT INFORMATION

Aspen Technology, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

20 Crosby Drive
Address of Principal Executive Office (Street and Number)

Bedford, Massachusetts, 01730
City, State and ZIP Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Aspen Technology, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2019 (“Annual Report”) by August 29, 2019, the prescribed due date for such filing. The Company requires additional time to complete its procedures to finalize its Annual Report, which have taken longer than anticipated as a result of the Company identifying errors in the transition adjustment related to Accounting Standard Update No. 2014-09, Revenue from Contracts with Customers (“ASC 606”) recorded as of June 30, 2016. These errors impacted certain balance sheet accounts as of June 30, 2016 and certain balance sheet accounts as reported in the first three quarters of the fiscal year ended June 30, 2019, but are not expected to have a significant impact on previously reported income statement accounts, including revenue. The Company is finalizing its review of these errors and has determined that the errors were the result of a material weakness in internal control over financial reporting. The Company is still evaluating the materiality of the errors to periodic reports on Form 10-Q filed for the periods ended September 30, 2018, December 31, 2018 and March 31, 2019, and is completing an evaluation of its associated control procedures.

The Company cannot remedy the errors causing its inability to file timely without unreasonable effort or expense. The Company intends to file the Annual Report as soon as practicable, and expects to do so on or before the fifteenth calendar day following the prescribed due date of the Annual Report.

The Company’s expectation regarding the timing of the filing of the Annual Report is a forward looking statement as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by the statement. The statement is subject to certain risks and uncertainties, including the Company’s inability to complete the work required to file its Annual Report in the time frame that is anticipated.

PART IV - OTHER INFORMATION
(1)
Name and telephone number of person to contact in regard to this notification.

Karl E. Johnsen	(781)	221-6400
Name	Area Code	Telephone Number

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Aspen Technology, Inc.
--------------------------------
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 30, 2019	/s/ KARL E. JOHNSEN
Karl E. Johnsen
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).